SUPPORT AGREEMENT

MEMORANDUM OF AGREEMENT made as of the 8th of February, 2013.

AMONG:

SIMPLEPONS, INC., a corporation organized and existing under the laws of the State of Delaware (hereinafter referred to as the "USCo")

- and -

ECO-SHIFT CALL CORP., a corporation incorporated under the laws of the Province of Ontario (hereinafter referred to as the “CallCo”)

- and -

ECO-SHIFT ACQUISITION CORP., a corporation incorporated under the laws of the Province of Ontario (hereinafter referred to as the “AcquisitionCo”)

WHEREAS the parties have agreed to execute and deliver a support agreement which would govern the relationship among the parties as it related to the issuance and existence of the Exchangeable Shares in the capital of AcquisitionCo; and

WHEREAS the articles of AcquisitionCo or CallCo set forth the rights, privileges, restrictions and conditions (collectively, the “Share Provisions”) attaching to the Exchangeable Shares; and

WHEREAS the parties hereto desire to make appropriate provision and to establish a procedure whereby USCo and CallCo will take certain actions and make certain payments and deliveries necessary to ensure that AcquisitionCo will be able to make certain payments and to deliver or cause to be delivered common stock in USCo (“USCo Common Stock”) in satisfaction of the obligations of AcquisitionCo or CallCo under the Share Provisions with respect to the payment and satisfaction of dividends, Liquidation Prices, Retraction Prices, Redemption Prices and Exchange Prices, all in accordance with the Share Provisions.

WHEREAS as of the date of this Agreement, there are 1,702,240,222 Exchangeable Shares issued and outstanding, and USCo agrees to reserve a number USCo Common Stock as required to satisfy the obligations of AcquisitionCo under the Share Provisions.

NOW THEREFORE in consideration of the respective covenants and agreements provided in this agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

(1)

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1                                Defined Terms

Each term denoted herein by initial capital letters and not otherwise defined herein shall have the meaning attributed thereto in the Share Provisions, unless the context requires otherwise.

1.2                                Interpretation Not Affected by Headings, Etc.

The division of this agreement into Articles, Sections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this agreement. Unless otherwise indicated, all references to an “Article” or “Section” followed by a number and/or a letter refer to the specified Article or Section of this agreement. The terms “this agreement”, “hereof”, “herein” and “hereunder” and similar expressions refer to this agreement and not to any particular Article, Section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3                                Number, Gender, Etc.

Words importing the singular number only shall include the plural and vice versa. Words importing the use of any gender shall include all genders.

1.4                                Date for Any Action

If any date on which any action is required to be taken under this agreement is not a Business Day, such action shall be required to be taken on the next succeeding Business Day.

(2)

ARTICLE 2

COVENANTS OF USCO, CALLCO AND ACQUISITIONCO

2.1                                Covenants of USCo and CallCo Regarding Exchangeable Shares

So long as any Exchangeable Shares are outstanding, USCo, AcquisitionCo and CallCo each agree that:

(a)	USCo will not declare or pay any dividend on USCo Common Stock unless (i) USCo has sufficient assets, funds and other property available to permit the due declaration and payment in accordance with applicable law, of an equivalent per share dividend on all of the Exchangeable Shares; and (ii) AcquisitionCo shall simultaneously declare or pay, as the case may be, an equivalent dividend on the Exchangeable Shares;
(b)	AcquistionCo will declare simultaneously with the declaration of any dividend by USCo on USCo Common Stock, an equivalent per share dividend on the Exchangeable Shares (an “Equivalent Dividend”), and when such dividend is paid on the USCo Common Stock, AcquisitionCo will pay simultaneously therewith an Equivalent Dividend on the Exchangeable Shares, in each case in accordance with the Exchangeable Share Provisions;
(c)	USCo will advise AcquisitionCo sufficiently in advance of the declaration by USCo of any dividend on USCo Common Stock and take all such other actions as necessary, in cooperation with AcquisitionCo, to ensure that the Dividend Record Date for a dividend on the Exchangeable Shares shall be the same as the record date for the corresponding dividend on the USCo Common Stock for the determination of the holders of USCo Common Stock entitled to receive payment of, and the payment date for, any corresponding dividend declared on the USCo Common Stock, respectively;
(d)	USco will advance money to AcquisitionCo to pay Equivalent Dividends;
(e)	USCo and CallCo will take all such actions and do all such things as are necessary or desirable to enable and permit AcquisitionCo, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of the Liquidation Price in respect of each issued and outstanding Exchangeable Share upon the liquidation, dissolution or winding-up of AcquisitionCo or any other distribution of the assets of AcquisitionCo for the purpose of winding-up its affairs, including without limitation all such actions and all such things as are necessary or desirable to enable and permit AcquisitionCo to cause to be delivered USCo Common Stock to holders of Exchangeable Shares in accordance with the provisions of Section 6 of the Share Provisions;
(f)	USCo and CallCo will take all such actions and do all such things as are necessary or desirable to enable and permit AcquisitionCo, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of a Retraction Request by a holder of Exchangeable Shares or a redemption of Exchangeable Shares by AcquisitionCo, including without limitation all such actions and all such things as are necessary or desirable to enable and permit AcquisitionCo to cause to be delivered USCo Common Stock to such holder, upon the retraction or redemption of the Exchangeable Shares in accordance with the provisions of Section 4 or Section 5 of the Share Provisions, as the case may be; and
(g)	CallCo will not exercise its voting rights as a shareholder of AcquisitionCo to initiate the voluntary liquidation, dissolution or winding-up of AcquisitionCo nor take any action or omit to take any action that is designed to result in the liquidation, dissolution or winding-up of AcquisitionCo.

(3)

2.2                                Segregation of Funds

Subject to the exercise by USCo or CallCo of any of the Call Rights, USCo will cause AcquisitionCo to, from time to time, deposit any funds advanced by USCo under Section 2.1(d) above, a sufficient amount of funds in a separate account and segregate a sufficient amount of such assets and other property as is necessary to enable AcquisitionCo to pay or otherwise satisfy any Equivalent Dividends, Liquidation Price, Retraction Price, Redemption Price or Exchange Price, in each case for the benefit of holders from time to time of the Exchangeable Shares, and AcquisitionCo will use such funds, assets and other property so segregated exclusively for the payment of dividends and the payment or other satisfaction of the Liquidation Price, the Retraction Price, the Redemption Price, or the Exchange Price, as applicable, net of any corresponding withholding tax obligations and for the remittance of such withholding tax obligations.

2.3                                Notification of Certain Events

In order to assist USCo and CallCo to comply with their respective obligations hereunder, AcquisitionCo will give USCo and CallCo notice of each of the following events at the time set forth below:

(a)	immediately, in the event of any determination by the Board of Directors of AcquisitionCo to take any action which would require a vote of the holders of Exchangeable Shares for approval;
(b)	immediately, upon the earlier of: (i) receipt by AcquisitionCo of notice of; and (ii) AcquisitionCo otherwise becoming aware of, any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding-up of AcquisitionCo or to effect any other distribution of the assets of AcquisitionCo among its shareholders for the purpose of winding-up its affairs;
(c)	immediately, upon receipt by AcquisitionCo of a Retraction Request;
(d)	at least 30 days prior to any Automatic Redemption Date;
(e)	as soon as practicable upon the issuance by AcquisitionCo of any Exchangeable Shares or any rights to acquire same; and
(f)	in the event of any determination by the Board of Directors of AcquisitionCo to institute voluntary liquidation, dissolution or winding-up proceedings with respect to AcquisitionCo or to effect any other distribution of the assets of AcquisitionCo among its shareholders for the purpose of winding-up its affairs, at least 30 days prior to the proposed effective date of such liquidation, dissolution, winding-up or other distribution.

2.4                                Delivery of USCo Common Stock

In furtherance of its obligations hereunder, upon notice of any event which requires AcquisitionCo to cause to be delivered USCo Common Stock to any holder of Exchangeable Shares, subject to the exercise by CallCo of any of the Call Rights, USCo shall forthwith issue and deliver the requisite USCo Common Stock to or to the order of the former holder of the surrendered Exchangeable Shares, as AcquisitionCo or CallCo shall direct. All such USCo Common Stock shall be free and clear of any lien, claim, encumbrance, security interest or adverse claim or interest.

2.5                                Qualification of USCo Common Stock

USCo covenants that if any USCo Common Stock (or other securities into which USCo Common Stock may be reclassified or changed as contemplated by Section 2.6 hereof) to be issued and delivered hereunder (including for greater certainty, in payment of or pursuant to, as applicable, the Liquidation Price, the Retraction Price, the Redemption Price, the Exchange Price, the Liquidation Call Right, the Retraction Call Right, the Redemption Call Right, the Exchange Put Right), require registration or qualification with or approval of or the filing of any document including any prospectus or similar document, the taking of any proceeding with or the obtaining of any order, ruling or consent from any governmental or regulatory authority under any Canadian or US federal or provincial/state law or regulation or pursuant to the rules and regulations of any regulatory authority, or the fulfilment of any other legal requirement (collectively, the “Applicable Laws”) before such securities (or other securities into which USCo Common Stock may be reclassified or changed as contemplated by Section 2.6 hereof) may be delivered by USCo or CallCo to the initial holder thereof (other than AcquisitionCo) or in order that such securities may be freely traded thereafter (other than any restrictions on transfer by reason of a holder being a “control person” of USCo for purposes of Canadian or US federal or provincial/state securities law), USCo and CallCo will in good faith expeditiously take all such actions and do all such things as are necessary to cause such USCo Common Stock (or other securities into which USCo Common Stock may be reclassified or changed as contemplated by Section 2.6 hereof) to be and remain duly registered, qualified or approved. USCo and CallCo represent and warrant that they have in good faith taken all actions and done all things as are necessary under Applicable Laws as they exist on the date hereof to cause the USCo Common Stock (or other securities into which USCo Common Stock may be reclassified or changed as contemplated by Section 2.6 hereof) to be issued and delivered pursuant to the Share Provisions or the terms of the Voting Exchange Trust Agreement to be freely tradable thereafter (other than restrictions on transfer by reason of a holder being a “control person” of USCo for the purposes of Canadian and US federal and provincial/state securities law). USCo and CallCo will in good faith expeditiously take all such actions and do all such things as are necessary to cause all USCo Common Stock (or other securities into which USCo Common Stock may be reclassified or changed as contemplated by Section 2.6 hereof) to be delivered pursuant to the Share Provisions or the terms of the Voting Exchange Trust Agreement to be listed, quoted or posted for trading on the OTCBB or the OTCQB or such other stock exchange or quotation system on which such securities are principally listed, quoted or posted for trading at such time.

(4)

2.6                                Equivalence

(a)	USCo will not:
(i) issue or distribute USCo Common Stock (or securities exchangeable for or convertible into or carrying rights to acquire USCo Common Stock) to the holders of all or substantially all of the then outstanding USCo Common Stock by way of stock distribution or other distribution, other than an issue of USCo Common Stock (or securities exchangeable for or convertible into or carrying rights to acquire USCo Common Stock) to holders of USCo Common Stock who exercise an option to receive distributions in USCo Common Stock (or securities exchangeable for or convertible into or carrying rights to acquire USCo Common Stock) in lieu of receiving cash distributions; or
(ii) issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding USCo Common Stock entitling them to subscribe for or to purchase USCo Common Stock (or securities exchangeable for or convertible into or carrying rights to acquire USCo Common Stock); or
(iii) issue or distribute to the holders of all or substantially all of the then outstanding USCo Common Stock:

(A)           shares or securities of USCo of any class other than USCo Common Stock (other than securities convertible into or exchangeable for or carrying rights to acquire USCo Common Stock);

(B)           rights, options or warrants other than those referred to in Section 2.6(a)(ii) above;

(C)           evidences of indebtedness of USCo; or

(D)           assets of USCo (other than dividends on the USCo Common Stock in respect of which a corresponding dividend is concurrently paid on the Exchangeable Shares in accordance with Section 7 of the Share Provisions);

unless one or both of the AcquisitionCo and USCo is permitted under applicable law to issue and distribute the economic equivalent on a per share basis of such rights, options, warrants, securities, evidences or indebtedness or assets and the items referred to in clauses (i) (ii) and (iii) above, as applicable, are issued or distributed simultaneously to holders of Exchangeable Shares, on a share-for-share basis, counting each Exchangeable Share as equivalent to a share of USCo Common Stock.

(b)	USCo will not:
(i) subdivide, redivide or change the then outstanding USCo Common Stock into a greater number of USCo Common Stock;
(ii) reduce, combine, consolidate or change the then outstanding USCo Common Stock into a lesser number of USCo Common Stock; or
(iii) reclassify or otherwise change the rights, privileges or other terms of the USCo Common Stock or effect an amalgamation, merger, reorganization or other transaction involving or affecting the USCo Common Stock.

unless the Corporation is permitted under applicable law to simultaneously make the same or an economically equivalent change to, or in the rights of the holders of, the Exchangeable Shares and the same or an economically equivalent change is simultaneously made to, or in the rights of the holder of, the Exchangeable Shares.

(c)	USCo will ensure that the record date for any event referred to in Section 2.6(a) and (b) above, or (if no record date is applicable for such event) the effective date for any such event, is not less than 10 Business Days after the date on which such event is declared or announced by USCo (with simultaneous notice thereof to be given by USCo to AcquisitionCo).

(5)

2.7                                Tender Offers, Etc.

In the event that a take-over bid or similar transaction with respect to USCo Common Stock (a “Bid”) is proposed by USCo or is proposed to USCo or the holders of USCo Common Stock, and is recommended by the board of directors of USCo or the Board of Directors of AcquisitionCo, as applicable, or is otherwise effected or to be effected with the consent or approval of the board of directors of USCo or the Board of Directors of AcquisitionCo, as applicable, USCo or AcquisitionCo or both shall, in good faith, use reasonable efforts to take all such actions and do all such things as are necessary or desirable to enable and permit holders of Exchangeable Shares to participate in such Bid to the same extent and on an economically equivalent basis as the holders of USCo Common Stock, without discrimination, including, without limiting the generality of the foregoing, USCo or AcquisitionCo or both will use its good faith efforts expeditiously to (and shall, in the case of a transaction proposed by USCo or AcquisitionCo or both or where USCo or AcquisitionCo or both is a participant in the negotiation thereof) ensure that holders of Exchangeable Shares may participate in all such Bids without being required to retract Exchangeable Shares as against AcquisitionCo (or, if so required, to ensure that any such retraction shall be effective only upon, and shall be conditional upon, the closing of the Bid and only to the extent necessary to tender or deposit to the Bid).

2.8                                Ownership of Outstanding Shares

USCo and CallCo jointly covenant and agrees that, as long as any outstanding Exchangeable Shares are owned by any person or entity other than USCo, CallCo or any of their respective affiliates or Subsidiaries, CallCo will, unless approval to do otherwise is obtained in accordance with Article 11 of the Share Provisions from the holders of the Exchangeable Shares, be and remain the direct or indirect beneficial owner of more than 50% of all issued and outstanding voting securities of AcquisitionCo; provided that USCo will not be in violation of this provision if a party acquires all or substantially all of the assets of USCo.

2.9                                USCo and CallCo Not to Vote Exchangeable Shares

USCo and CallCo covenant and agree that they will appoint and cause to be appointed proxy holders with respect to all Exchangeable Shares held by USCo, CallCo or any of their respective affiliates or Subsidiaries for the sole purpose of attending each meeting of holders of Exchangeable Shares in order to be counted as part of the quorum for each such meeting. USCo and CallCo further covenant and agree that they will not, and will cause their respective affiliates or Subsidiaries not to, exercise any voting rights which may be exercisable by holders of Exchangeable Shares from time to time pursuant to the Share Provisions or pursuant to the provisions of the Act with respect to any Exchangeable Shares held by them or by their respective affiliates or Subsidiaries in respect of any matter considered at any meeting of holders of Exchangeable Shares.

2.10                             Due Performance

On and after the Effective Date, USCo and CallCo shall duly and timely perform all of their obligations under the Share Provisions.

2.11                             No Specified Financial Institution

On and after the Effective Date hereof and for the entire period that AcquisitionCo has any Exchangeable Shares issued and outstanding, neither USCo nor CallCo nor any of its affiliates or Subsidiaries will be a “specified financial institution” as that term is defined in the Income Tax Act (Canada).

2.12                             Exercise of Call Rights

USCo and CallCo covenant and agree that, as long as any outstanding Exchangeable Shares are owned by any person or entity other than USCo, CallCo or any of their respective affiliates or Subsidiaries, USCo and CallCo will formulate a policy respecting whether CallCo will exercise any of the Call Rights, in accordance with the Share Provisions.

(6)

ARTICLE 3

USCO SUCCESSORS

3.1                                Certain Requirements in Respect of Combination, etc.

USCo shall not complete any transaction (whether by way of reconstruction, reorganization, consolidation, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other person or, in the case of a merger, of the continuing entity resulting therefrom unless, and may do so if:

(a)	such other person or continuing entity (herein called the "USCo Successor"), by operation of law, becomes, without more, bound by the terms and provisions of this Agreement or, if not so bound, executes, prior to or contemporaneously with the consummation of such transaction, an agreement supplemental hereto and such other instruments (if any) as are reasonably necessary or advisable to evidence the assumption by the USCo Successor of liability for all moneys payable and property deliverable hereunder and the covenant of such USCo Successor to pay and deliver or cause to be delivered the same and its agreement to observe and perform all the covenants and obligations of USCo under this Agreement; and
(b)	such transaction shall be upon such terms and conditions as substantially to preserve and not to impair in any material respect any of the rights, duties, powers and authorities of the other parties hereunder.

3.2                                Vesting of Powers in Successor

Whenever the conditions of Section 3.1

have been duly observed and performed, the USCo Successor, CallCo and AcquisitionCo shall, if required by Section 3.1, execute and deliver the supplemental agreement provided for in Section 3.1(a) and thereupon USCo Successor shall possess and from time to time may exercise each and every right and power of USCo under this agreement in the name of USCo or otherwise and any act or proceeding by any provision of this agreement required to be done or performed by the Board of Directors of AcquisitionCo or any officers of AcquisitionCo on behalf of USCo may be done and performed with like force and effect by the directors or officers (or other agents or governing body) of such USCo Successor.

3.3                                Wholly-Owned Subsidiaries

Nothing herein shall be construed as preventing the combination of any wholly-owned direct or indirect subsidiary of USCo with or into USCo or the winding-up, liquidation or dissolution of any wholly-owned subsidiary of USCo provided that all of the assets of such subsidiary are transferred to USCo or another wholly-owned direct or indirect subsidiary of USCo, and further provided that such subsidiary shall not include AcquisitionCo and Callco for the purpose of this Section 3.3, and any such transactions are expressly permitted by this Article 3.

(7)

ARTICLE 4

GENERAL

4.1                                Term

This agreement shall come into force and be effective as of the date hereof and shall terminate and be of no further force and effect at such time as no Exchangeable Shares (or securities or rights convertible into or exchangeable for or carrying rights to acquire Exchangeable Shares) are held by any party other than USCo, CallCo or any of their respective Subsidiaries or affiliates.

4.2                                Changes in Capital of USCo and AcquisitionCo

Notwithstanding the provisions of Section 4.4 hereof, at all times after the occurrence of any event effected pursuant to Section 2.6 or 2.7 hereof, as a result of which either USCo Common Stock or the Exchangeable Shares or both are in any way changed, this agreement shall forthwith be amended and modified as necessary in order that it shall apply with full force and effect, mutatis mutandis, to all new securities into which USCo Common Stock or the Exchangeable Shares or both are so changed, and the parties hereto shall as soon as possible execute and deliver an agreement in writing giving effect to and evidencing such necessary amendments and modifications.

4.3                                Severability

If any provision of this agreement is held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remainder of this agreement shall not in any way be affected or impaired thereby and this agreement shall be carried out as nearly as possible in accordance with its original terms and conditions.

4.4                                Amendments, Modifications, Etc.

This agreement may not be amended, modified or waived except by an agreement in writing executed by USCo, CallCo and AcquisitionCo and approved by the holders of the Exchangeable Shares in accordance with Section 11 of the Share Provisions.

4.5                                Amendments

Notwithstanding the provisions of Section 4.4 , the parties to this agreement may in writing, at any time and from time to time, without the approval of the holders of the Exchangeable Shares, amend or modify this agreement for the purposes of:

(a)	adding to the covenants of the other parties to such agreement for the protection of the Corporation or the holders of the Exchangeable Shares thereunder;
(b)	making such provisions or modifications not inconsistent with such agreement or certificate as may be necessary or desirable with respect to matters or questions arising thereunder which, in the good faith opinion of the Board of Directors, it may be expedient to make, provided that the Board of Directors shall be of the good faith opinion, after consultation with counsel, that such provisions and modifications will not be prejudicial to the interests of the holders of the Exchangeable Shares; or
(c)	making such changes in or corrections to such agreement or certificate which, on the advice of counsel to the Corporation, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error contained therein, provided that the Board of Directors shall be of the good faith opinion, after consultation with counsel, that such changes or corrections will not be prejudicial to the interests of the holders of the Exchangeable Shares.

4.6                                Meeting to Consider Amendments

AcquisitionCo, at the request of USCo, CallCo, or any combination of them, shall call a meeting or meetings of the holders of the Exchangeable Shares for the purpose of considering any proposed amendment or modification requiring approval of such shareholders. Any such meeting or meetings shall be called and held in accordance with the Act, the by-laws of AcquisitionCo, the Share Provisions and all Applicable Laws.

(8)

4.7                                Amendments Only in Writing

No amendment to or modification or waiver of any of the provisions of this agreement otherwise permitted hereunder shall be effective unless made in writing and signed by all of the parties hereto.

4.8                                Enurement

This agreement shall be binding upon and inure to the benefit of the parties hereto and the holders, from time to time, of Exchangeable Shares and each of their respective heirs, successors and assigns.

4.9                                Notices to Parties

All notices and other communications between the parties shall be in writing and shall be deemed to have been given if delivered personally or by confirmed telecopy to the parties at the following addresses (or at such other address for either such party as shall be specified in like notice) to USCo, AcquisitionCo or CallCo to:

c/o 1090 Fountain Street North, Unit 1, Cambridge, Ontario N3H 4R7

Attention: Gilbert Wood, Director

Any notice or other communication given personally shall be deemed to have been given and received upon delivery thereof and if given by telecopy shall be deemed to have been given and received on the date of confirmed receipt thereof, unless such day is not a Business Day, in which case it shall be deemed to have been given and received upon the immediately following Business Day.

4.10                             Counterparts

This Agreement may be executed in several counterparts each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument, which shall be sufficiently evidenced by any such original counterpart.

4.11                             Jurisdiction

This agreement shall be construed and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

4.12                             Attornment

Each of USCo, CallCo and AcquisitionCo agrees that any action or proceeding arising out of or relating to this agreement may be instituted in the courts of the Province of Ontario, waives any objection which it may have now or hereafter to the venue of any such action or proceeding, irrevocably submits to the jurisdiction of such courts in any such action or proceeding, agrees to be bound by any judgment of such courts and not to seek, and hereby waives, any review of the merits of any such judgment by the courts of any other jurisdiction.

4.13                             Assignment by and Successor to CallCo

Notwithstanding any other provision in this agreement to the contrary, CallCo may transfer or assign its rights and interest in or under this agreement to any affiliate of AcquisitionCo or USCo (herein called the "successor corporation"); provided that the successor corporation shall expressly assume, by agreement satisfactory in form to the parties hereto and executed and delivered to parties hereto, the due and punctual performance and observance of each and every covenant and condition of this agreement to be performed and observed by CallCo.

IN WITNESS WHEREOF the parties hereto have caused this agreement to be signed by their respective officers thereunder duly authorized, all as of the date first written above.

SIMPLEPONS, INC.
Per:	/s/ Brian S. John, Chief Executive Officer

ECO-SHIFT ACQUISITION CORP.
Per:	/s/ Gilbert Wood, President

ECO-SHIFT CALL CORP.
Per:	/s/ Gilbert Wood, President